File No. 70-9083

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             AMENDMENT NO. 2 TO THE

                              FORM U-1 DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 ENERSHOP, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)


                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                             New York, NY 10005-1413
                   (Names and addresses of agents for service)

                  Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding
Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation ("Energy"), and EnerShop, Inc., a Delaware corporation ("EnerShop" and, collectively with CSW and Energy, the "Applicants"), hereby file this Amendment No. 2 to the Form U-1 Declaration in File No. 70-9083 (the "Declaration") to amend and restate the Declaration in its entirety.
                  The Applicants intend to acquire the securities of or interests in energy-related companies that engage in the brokering and marketing of energy commodities and/or engage in other energy-related activities on an exempt basis under Rule 58 under the Act. In connection with the activities of such companies, the Applicants seek authority through December 31, 2002, to issue guarantees, letters of credit, bid bonds and similar credit support arrangements in an aggregate amount up to $250 million to support the debt and other obligations of such companies. Item 1. Description of Proposed Transaction.
                  As stated above, pursuant to the exemption provided by Rule 58 under the Act, the Applicants intend to acquire the securities of or interests in one or more companies that will engage in all forms of brokering and marketing transactions involving electricity and other energy commodities, including natural gas, oil and coal, at wholesale and retail, through one or more affiliated energy-related companies (hereinafter referred to as "Marketing Affiliates"), and to provide incidental related services, such as fuel management, storage and procurement ("Marketing Activities"). In addition, the Applicants from time to time may acquire the securities of or interests in the business of one or more other companies, each of which will exclusively engage in energy-related activities under Rule 58 (collectively with Marketing Affiliates, "Energy-Related Companies"). Energy-Related Companies may be special purpose domestic corporations, partnerships or limited liability companies, or wholly-owned or owned jointly through joint ventures or other alliances with nonassociates, or through investments in companies that will exclusively engage in energy-related activities, as defined in Rule 58, at the time of such investment.
                  Energy-Related Companies will take appropriate measures in the normal course of their business to mitigate the risks associated with electric power and fuel purchase or sale contracts.1 Such measures may include matches between long-term firm or variable price electric power sales contracts and long-term firm or variable price fuel purchase contracts. The Energy-Related Companies may also hedge price risk through the purchase of fuel or fuel reserves or options on fuel reserves. In addition, the Energy-Related Companies may purchase or sell commodity-based derivative instruments, such as electricity or gas futures contracts and options on electricity or gas futures, similar to those traded on the New York Mercantile Exchange, and gas and oil price swap agreements and other, primarily commodity-based, derivative instruments.2
                  Energy-Related Companies may also offset price risk exposure under a purchase or sales contract through an opposite position to that purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk also could be limited through an appropriate mix of long-term and short-term contracts, and diversification of the mix of customers and suppliers regionally and across industry lines. Finally, Energy-Related Companies will endeavor to limit risk exposure through contract provisions that would place a ceiling on the amount of damages payable when performance failure occurs and/or exclude consequential damages.
                  Energy-Related Companies will endeavor to manage a "book" of various energy contracts involving purchases, sales and trades of electricity and other energy commodities. Energy-Related Companies will seek to hedge the risk associated with these contracts through a combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, and other derivative risk management tools.
                  In order to compete in the marketplace and to engage in Marketing Activities, each Marketing Affiliate will require the ability to bid on power brokering or marketing projects or otherwise pursue multiple projects on a simultaneous basis and to provide or arrange for letters of credit, bid bonds or other credit support on projects at the time of bid or during development. Similarly, in order to compete in their respective markets, the other Energy-Related Companies may require various kinds of credit support.
                  Accordingly, the Applicants hereby request authority under Sections 6(a), 7 and 12(b) of the Act for CSW, Energy and/or EnerShop to issue or arrange various kinds of credit support (as set forth below) in an aggregate amount that will not exceed $250 million,3 as required or appropriate for any Energy-Related Company, directly or indirectly: (i) to secure debt financing;
(ii) to satisfy bid bond requirements; and/or (iii) to satisfy credit support requirements in connection with exempt activities conducted by Energy-Related Companies and/or financing documents and agreements to which any Energy-Related Company (directly or indirectly) becomes a party ("Guarantees"). The Applicants further request that no additional authority be required from the Commission after December 31, 2002, in order to maintain existing Guarantees made pursuant to authority granted in any order resulting from this Declaration, prior to such date in accordance with the Act and all applicable rules, regulations and orders of the Commission. The Applicants will request supplemental authority of the Commission in order to make any new Guarantees subsequent to December 31, 2002.
                  The debt financing guaranteed by the Applicants will not: (i) exceed a term of fifteen years; or (ii)(a) bear a rate equivalent to a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index, in effect from time to time, or (b) bear a fixed rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Any commitment or other fees with respect to the debt will not exceed one percent per annum of the total amount of debt financing. CSW will not seek recovery through higher rates to customers of its operating utility company subsidiaries to compensate CSW for any possible losses that it may sustain in connection with Guarantees or its investment in Energy-Related Companies.
                  The Applicants will disclose in quarterly Form U-9C-3 reports filed pursuant to Rule 58 the amount and type of any security of any Energy-Related Company acquired by the Applicants or any other Energy-Related Company. The Applicants will also disclose in such Form U-9C-3 reports a description of the terms and conditions of any Guarantee issued during the quarter and will attach a copy of the documents evidencing such Guarantee. Item
2. Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with this Declaration is as follows:

      Counsel fees
                  Milbank, Tweed, Hadley & McCloy....  5,000.00

         Miscellaneous and incidental expenses
                  including travel, telephone,
                  postage and copying................  1,000.00

             Total...................................$ 6,000.00

Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7 and 12(b) of the Act and Rules 45 and 58 thereunder are or may be applicable to the proposed transactions as described in this Declaration. To the extent any other sections of the Act or rules thereunder are or may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder. Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder are or may be applicable to the issuance or arrangement of any Guarantee or any third party financing or reimbursement obligations incurred by the Applicants in respect of any Guarantee. The Applicants believe that the Commission's order granted to American Electric Power Company, Inc., HCAR No. 26713 (May 2, 1997), is precedent for the authority requested herein and demonstrates that the applicable requirements of the Act are satisfied with respect to the proposed Guarantees.
                  The  scope  of  energy   commodity   marketing  and  brokering
activities, and related risk management activities, that Energy-Related Companies propose to engage in on an exempt basis under Rule 58 comports with those approved in the Commission's order granted to SEI Holdings, Inc., HCAR No. 26581 (Sept. 26, 1996), which is recited in the Commission's release adopting Rule 58, HCAR No. 26667 (Feb. 14, 1997).
Rule 54
                  The Applicants are not seeking authority in this Declaration with respect to the financing of an exempt wholesale generator, as defined in
Section 32(a) of the Act (each, an "EWG") or a foreign utility company, as defined in Section 33(e) of the Act (each, a "FUCO").
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of June 30, 1997, CSW has invested approximately $910 million in the aggregate in EWGs and FUCOs or approximately 47% of $1,939 million, the average of CSW's "consolidated retained earnings" (as defined in Rule 53(a) under the Act) for the four consecutive quarters ended March 31, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records and financial statements required by Rule 53(a)(2). No more than 2% of the employees of the domestic utility company subsidiaries of CSW presently render services to any EWG or FUCO in which CSW owns an interest, thereby satisfying Rule 53(a)(3). CSW submitted the documents required by Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable. Item 4. Regulatory Approval.
                  No federal or state regulatory authority, other than the Commission under the Act, has any jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than July 11, 1997, the requisite notice under Rule 23 with respect to the filing of this Declaration, such notice to specify a date not later than August 8, 1997, as the date after which an order granting and permitting this Declaration to become effective may be entered by the Commission and the Commission enter not later than August 11, 1997, an appropriate order granting and permitting this Declaration to become effective.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
   Exhibit 1 -       Preliminary Opinion of Counsel.

   Exhibit 2 -       Financial Statements of CSW and subsidiaries per books and pro forma as of March 31, 1997.

   Exhibit 3 -       Proposed Notice of Proceeding.


Item 7.  Information as to Environmental Effects.

                  The proposed transactions do not involve major federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.
                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 7, 1997


                                CENTRAL AND SOUTH WEST CORPORATION



                              By: /s/ WENDY G. HARGUS
                                      Wendy G. Hargus
                                      Treasurer


                                 CSW ENERGY, INC.



                             By: /s/ TERRY D. DENNIS
                                     Terry D. Dennis
                                     President and Chief Executive
                                     Officer


                                 ENERSHOP, INC.



                             By: /s/ WENDY G. HARGUS
                                     Wendy G. Hargus
                                     Treasurer

                                  EXHIBIT INDEX

Exhibit                                                   Transmission
Number                              Exhibit                  Method


  1               Preliminary Opinion of Counsel              ---
                  (previously filed).

  2               Financial Statements of CSW and             ---
                  subsidiaries per books and pro forma
                  as of March 31, 1997 (previously
                  filed).

  3               Proposed Notice of Proceeding               ---
                  (previously filed).


___________________
1 Marketers of energy commodities, unlike brokers, bear the risks associated with market price fluctuations of the commodity ("market risk") and the ability to enforce performance by the other party to the contract ("counterparty credit risk").

2 One of the attractive features of using exchange-traded commodities futures contracts, such as exist for electricity, gas and oil, is, in addition to liquidity, the virtual elimination of counterparty credit risk, due to the fact that the exchange itself acts as the counterparty.

3 Any Guarantee issued
by the Applicants on behalf of any Energy-Related Company will be included in the determination of aggregate investment for purposes of Rule 58.